UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006

Commission File Number
0-12490

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACR GROUP, INC. 401(K) PLAN

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

ACR GROUP, INC.
3200 WILCREST DRIVE, SUITE 440
HOUSTON, TEXAS 77042-6039

ACR GROUP, INC. 401 (k) PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2006 AND 2005

ACR GROUP, INC. 401(k) PLAN

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
ACR Group, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the ACR Group, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion of the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Hein & Associates LLP
Houston, Texas
June 26, 2007

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ACR GROUP, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2006	2005
ASSETS

RECEIVABLES:
Employer contributions	$11,860	$10,198
Participant contributions	29,372	24,893
Total receivables	41,232	35,091
INVESTMENTS:
At fair value:
Common stock – ACR Group, Inc.	1,300,814	6,084,474
Mutual funds	7,423,408	727,574
At contract value–
Hartford fixed income fund	1,281,524	1,122,657
Total investments	10,005,746	7,934,705

Total assets	10,046,978	7,969,796

LIABILITIES

EXCESS CONTRIBUTIONS AND OTHER PAYABLES	21,335	11,905

Net assets available for benefits	$10,025,643	$7,957,891

See accompanying notes to these financial statements.

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ACR GROUP, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Net appreciation in fair value of investments	$1,415,820
Employer contributions	368,895
Participant contributions	981,779
Participant rollovers	32,570

Total additions	2,799,064

DEDUCTIONS:
Benefits paid to participants	717,344
Corrective distributions	13,968

Total deductions	731,312

NET INCREASE	2,067,752

NET ASSETS AVAILABLE FOR BENEFITS AT:
Beginning of year	7,957,891
End of year	$10,025,643

See accompanying notes to these financial statements.

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ACR GROUP, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF PLAN

General− The ACR Group, Inc. 401(k) Plan (the “Plan”) is a defined contribution profit sharing plan covering all eligible employees of ACR Group, Inc. and its participating employers (collectively, the “Company” or the “Employer”). The Plan was adopted effective March 1, 1991 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from the Company.

The Plan’s record keepers are Hartford Life Insurance Company and July Business Services.

Effective May 8, 2001, the ACR Stock Fund was frozen due to lack of a national exchange mechanism for trading ACR stock. Participants may invest no new contributions in this fund option. Participants are currently restricted from transferring their prior investment out of this fund.  Subsequent to December 31, 2006, the Company’s stock began trading on the American Stock Exchange and the Plan is working with The Hartford to allow participants to make transfers out of the ACR Stock Fund and into the other investment funds offered.

Effective August 13, 2001, an officer of the Company became trustee of the Plan.

Effective January 1, 2006, the Plan is amended to allow Eligible Employees employed by ACR Supply, LP and Contractors Heating & Supply, LP to participate in the Plan.  The Plan is modified to include recent Internal Revenue Service (“IRS”) regulations regarding the events that can qualify for a hardship distribution.  In addition, the Plan has adopted the safe harbor provision under Sections 401(k) and 401(m) of the Internal Revenue Code (“IRC”).

Eligibility− Each salaried or hourly employee of the Company who has completed at least six months of service, completed 500 hours of service and is a least 19 years of age is eligible to participate in the Plan.

Contributions− Participants may contribute up to 100% of their eligible annual compensation on a pretax basis, not to exceed the maximum amount allowed for deferral for federal income taxes, which for 2006 and 2005 was $15,000 and $14,000 respectively.  Qualified rollover contributions are also accepted by the Plan at the discretion of the Company.

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ACR GROUP, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF PLAN (continued)

The Company may determine annually the percentage of a participant’s pretax contributions that will be matched up to 6% of compensation.  For the 2006 plan year, the Company elected to match 50% of a participant’s contribution limited to 6% of annual compensation.  Also, at its sole discretion, the Company may elect to make an additional contribution to the Plan from time to time.  No additional contribution was made for 2006.

All participant contributions and employer matching contribution accounts are participant-directed.

Administrative Expenses− Certain administrative expenses of the Plan are paid by the Company.  In 2006, the Company paid $38,530 of administrative expenses related to the Plan.

Vesting− Participants are immediately 100% vested in their contributions plus earnings thereon.

Vesting in the Company contributions portion of participants’ account plus earnings thereon is based on years of credited service at 25% per year with 100% vesting after four years. Participants also become 100% vested upon death, disability, or the attainment of normal retirement age of 65. Forfeitures of account balances by participants not fully vested are used to reduce future Employer contributions.  For the year ended December 31, 2006, forfeitures of $2,292 were used to offset Employer contributions.

Benefit Payments− To meet certain financial hardships as defined by the IIRS, participants may make withdrawals from the portion of their accounts attributable to employee pretax contributions and the vested employer contributions. Distributions of a participant’s accrued benefits are also made upon termination of employment, total and permanent disability, or death. Participants may elect to receive distributions in a lump-sum payment or rolled over to an Individual Retirement Account or a qualified plan.

At December 31, 2006 and 2005, the Plan had allocated $0 to participants who had elected to withdraw from the Plan but had not been paid.

Plan Termination− Although there is no current intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, all participants will become 100% vested in their accounts.

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ACR GROUP, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting− The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  Benefits are recorded when paid.

Use of Estimates− The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition− The Company’s common stock is stated at fair value based on quoted market prices.  The investments in the pooled separate accounts are stated at fair value as determined by the issuer based on quoted market values of the underlying investments.

Short-term investments are stated at costs that approximate fair value.  The fixed income account is stated at contract value, which approximates fair value, as reported to the plan administrator by Hartford Life Insurance Company.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Loans– The Plan does not provide for participant loans.

Risk and Uncertainties− The Plan provides for various investments in common stock, short-term investments, pooled separate accounts, and an investment contract.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

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ACR GROUP, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

3.	INVESTMENTS

The following table presents the fair value of the Plan’s investments at December 31, 2006 and 2005:

	DECEMBER 31,
	2006	2005

Hartford Life Insurance pooled separate accounts:
American Century Income & Growth Fund[3]	$–	$463,449
American Funds Income Fund [3]	640,942	438,519
American Century Ultra Fund[2]	–	263,528
American Funds Growth Funds[1]	288,991	–
Franklin Small Mid Cap Growth Fund[3]	642,291	585,413
American Funds EuroPacific Growth Fund[3]	540,595	267,673
Goldman Sachs Small Cap Value Fund	37,737	3,654
Legg Mason Partners Small Cap Growth Fund[4]	31,708	1,861
Index Fund	196,501	208,879
Dividend & Growth Fund[3]	1,757,405	868,107
Bond Fund	446,908	387,318
Small Midcap Fund[3]	1,784,202	1,642,304
Money Market Fund	417,886	342,882
Janus Twenty Fund[3]	597,763	542,451
Hartford Life Insurance Fixed Income Account[3]	1,281,524	1,122,657
ACR Group Common Stock (220,477 shares)[3]	1,300,814	727,574
Schwab Money Market Fund	40,479	68,436
Total	$10,005,746	$7,934,705

Notes:
1–	Investment fund added in 2006.
2–	Investment fund eliminated in 2006 and funds transferred to the Hartford Dividend and Growth fund.
3–	Investment represents 5% or more of the Plan’s net assets at December 31, 2006 or 2005.
4–	Investment fund was called Salomon Brothers Small Cap Growth fund and changed its name in 2006 due to a corporate merger.

During 2006, the Plan’s investments of pooled separate accounts (including investments bought, sold, and held during the year) appreciated in fair value as follows:

Mutual funds	$842,580
Common stock	573,240
Total	$1,415,820

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ACR GROUP, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

3.	INVESTMENTS (continued)

The Plan has a group annuity contract with Hartford Life Insurance Company (“Hartford”) that includes a fixed income account.  The crediting interest rate may be changed from time to time by Hartford.  The interest rates at December 31, 2006 and 2005 were guaranteed at 4.15% and 3.90%, respectively.  The crediting interest rate was 4.15% at December 31, 2006.  The average yield for 2006 was 4.00%.

4.	INCOME TAX STATUS

The Plan has received an opinion letter from the IRS dated September 4, 2001, stating that the written form of the underlying volume submitter plan document is qualified under Section 401(a) of the IRC, and that under certain conditions, employers adopting this form of the Plan will be considered to have a plan qualified under the IRC.  The Company believes those circumstances have been met and that the operation of the Plan is in compliance with the plan document and the IRC.  Therefore, the Company believes that the Plan is qualified and the related trust is exempt from taxation under Section 501(a) of the IRC.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan engages in investment transactions with funds managed by The Hartford.  The Hartford is affiliated with Hartford Life Insurance Company, the record-keeper. These transactions are covered by an exemption from the prohibited transaction provision of ERISA and IRC.

The Plan owns investments in shares of the Company’s common stock.  As the Company is the sponsor of the Plan, these transactions qualify as party-in-interest transactions that are exempt under ERISA.

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SUPPLEMENTAL SCHEDULE

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ACR GROUP, INC. 401(k) PLAN

SCHEDULE H LINE 4(I) − SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

EIN: 74-2008473   PN: 001

(A) (B) IDENTITY OF ISSUE BORROWER, LEASER OR SIMILAR PARTY	(C) DESCRIPTION OF INVESTMENT	(E) CURRENT VALUE

Charles Schwab	Schwab Money Market Fund	$40,479
*ACR Group, Inc.	220,477 Shares of Common Stock	1,300,814
*Hartford Life Insurance	American Funds Income Fund 3	640,942
*Hartford Life Insurance	American Funds Growth Funds[1]	288,991
*Hartford Life Insurance	Franklin Small Mid Cap Growth Fund[3]	642,291
*Hartford Life Insurance	American Funds EuroPacific Growth Fund[3]	540,595
*Hartford Life Insurance	Goldman Sachs Small Cap Value Fund	37,737
*Hartford Life Insurance	Legg Mason Partners Small Cap Growth Fund[4]	31,708
*Hartford Life Insurance	Index Fund	196,501
*Hartford Life Insurance	Dividend & Growth Fund[3]	1,757,405
*Hartford Life Insurance	Bond Fund	446,908
*Hartford Life Insurance	Small Midcap Fund[3]	1,784,202
* Hartford Life Insurance	Money Market Fund	417,886
* Hartford Life Insurance	Janus Twenty Fund[3]	597,763
* Hartford Life Insurance	Hartford Life Insurance Fixed Income Account[3]	1,281,524
	Total	$10,005,746
Notes:
1 –	Investment fund added in 2006.
2 –	Fund eliminated in 2006 and transferred to the Hartford Dividend and Growth Fund.
3 –	Investment represents 5% or more of the Plan’s net assets at December 31, 2006.
4 –	Investment fund was called Salomon Brothers Small Cap Growth fund and changed its name in 2006 due to a corporate merger.

*      Party-in-interest

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACR Group, Inc. 401(k) Plan

Date: June 28, 2007	/s/ A. Stephen Trevino
A. Stephen Trevino
Trustee

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